ARMATA PHARMACEUTICALS, INC.

4503 Glencoe Avenue

Marina del Rey, California 90292-3552

May 26, 2022

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Armata Pharmaceuticals, Inc. (the “Company”) Registration Statement on Form S-3 (File No. 333-264961) (the “Registration Statement”)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on Tuesday, May 31, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact our outside counsel, Faith Charles of Thompson Hine LLP, at (212) 908-3905 or Naveen Pogula of Thompson Hine LLP, at (404) 541-2913.  Please also call either Faith Charles or Naveen Pogula as soon as the Company’s Registration Statement on Form S-3 has been declared effective.  Thank you for your attention to this matter.

Sincerely,

ARMATA PHARMACEUTICALS, INC.

By:	/s/ Brian Varnum
Name: Brian Varnum
Title: Chief Executive Officer

cc:	Faith Charles, Thompson Hine LLP

Naveen Pogula, Thompson Hine LLP